UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be included in statements filed pursuant to Rules 13d-1(b),(c), and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                               (Amendment No. __)*


                                (Name of Issuer)
                        The Korean Investment Fund, Inc.

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    500637103

             (Date of Event Which Requires Filing of this Statement)
                                December 20, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [X ]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  500637103

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Faithfulness Ltd.
       John M. Templeton

(2)    Check the Appropriate Box if a Member of a Group
       (a)        [  ]
       (b)        [  ]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization

       Faithfulness Ltd. is incorporated in the Cayman Islands
       John M. Templeton is a citizen of the United Kingdom


Number of                  (5)      Sole Voting Power
Shares                                                        Nil
Benefici-                  (6)      Shared Voting Power
ally Owned                                                    422,000
by Each                    (7)      Sole Dispositive Power
Reporting                                                     Nil
Person With                (8)      Shared Dispositive Power
                                                              422,000

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    422,000

(10)   Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]


(11)   Percent of Class Represented by Amount in Row 9

                                            5.7%

(12)   Type of Reporting Person
       Faithfulness Ltd.: CO
       John M. Templeton: IN

                                                     Item 1(a)

Name of Issuer:

The Korean Investment Fund, Inc.

                                                     Item 1(b)

Address of Issuer's Principal Executive Offices:

1345 Avenue of the Americas
New York, New York 10105

                                                     Item 2(a)

Name of Person Filing:

Faithfulness Ltd.
John M. Templeton

Faithfulness Ltd. is indirectly controlled by John M. Templeton, a British subject.

                                                     Item 2(b)

Address of Principal Business Office:

Faithfulness Ltd.                           John M. Templeton
Templeton Building                          Templeton Building
P.O. Box N-7776                             P.O. Box N-7776
Lyford Cay                                  Lyford Cay
Nassau, Bahamas                             Nassau, Bahamas

                                                     Item 2(c)

Citizenship:

Faithfulness  Ltd.  is a  company  incorporated  under  the  laws of the  Cayman
Islands.

John M. Templeton is a citizen of the United Kingdom.

                                                     Item 2(d)

Title of Class of Securities:

Common Stock

                                                     Item 2(e)

CUSIP Number:

500637103

                                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [  ]  Bank as defined in section 3(a) (6) of the Act

     (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d)  [  ]  Investment Company registered under section 8 of the Investment
                Company Act

     (e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f)  [  ]  An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F)

     (g)  [  ]  A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G)

     (h)  [  ]  A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act

     (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]


                                                     Item 4

Ownership.

     (a)  Amount Beneficially Owned:

                      422,000

     (b)  Percent of Class:

                      5.7%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:                Nil
          (ii)  Shared power to vote or to direct the vote:              422,000
          (iii) Sole power to dispose or to direct the disposition of:   Nil
          (iv)  Shared power to dispose or to direct the disposition of: 422,000

By virtue of his indirect control of Faithfulness Ltd., John M. Templeton shares with Faithfulness Ltd. the power to vote and dispose of the shares owned by Faithfulness Ltd.

                                                     Item 5

Ownership of Five Percent or Less of a Class

                            Not applicable

                                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            Not Applicable

                                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                            Not Applicable

                                                     Item 8

Identification and Classification of Members of the Group.

                            Not Applicable

                                                     Item 9

Notice of Dissolution of Group.

                            Not Applicable

                                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 15, 2001


                  FAITHFULNESS LTD.

Signature:        /S/  JOHN M. TEMPLETON
                  ----------------------
Name/Title:       By: John M. Templeton, President

Signature:        /S/  JOHN M. TEMPLETON
                  ----------------------
Name/Title:       John M. Templeton, Individually as indirect beneficial owner


                  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                  Agreement Pursuant to Rule 13d-1(k)(1) of the
                         Securities Exchange Act of 1934


                                    AGREEMENT

      The undersigned agree that this Schedule 13G dated February 15, 2001 relating to the Common Stock of The Korean Investment Fund, Inc. shall be filed on behalf of the undersigned.

                                                       FAITHFULNESS LTD.

                                                       /s/ John M. Templeton
                                                       By:  John M. Templeton
                                                       President

                                                       JOHN M. TEMPLETON

                                                       /s/ John M. Templeton